Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

UDC, Inc., a New Jersey corporation.

Adesis, Inc., a Delaware corporation.

Universal Display Corporation Hong Kong, Limited, a Hong Kong limited liability entity.

Universal Display Corporation Korea, Y.H., a limited liability entity organized under the laws of the Republic of Korea.

Universal Display Corporation Japan GK, a limited liability entity organized under the laws of Japan.

UDC Ireland Limited, a private company limited by shares, organized under the laws of Ireland.

Universal Display Corporation China, Ltd., a wholly foreign-owned limited liability company organized under the laws of China.

UDC Ventures LLC, a Delaware limited liability company.

OVJP Corporation, a Delaware corporation.

OLED Material Manufacturing Limited, a private company limited by shares, organized under the laws of Ireland.